EXHIBIT 99.1

News Release dated December 29, 2021, Suncor Energy to release fourth quarter 2021 financial results

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2021 financial results

Calgary, Alberta (Dec. 29, 2021) – Suncor will release its fourth quarter financial results on Feb. 2, 2022 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the fourth quarter will be held on Feb. 3 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Mark Little, president and chief executive officer and Alister Cowan, chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the conference, go to suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•	if calling from North America: 1-866-219-5885

•	if calling from outside North America: +1-209-905-5918

An archive of the webcast will be available on suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com